Exhibit 3.1

AMENDMENTS TO THE

AMENDED AND RESTATED BYLAWS

OF TARONIS FUELS, INC.

Article IV, Section 18 of the Amended and Restated Bylaws of Taronis Fuels, Inc. shall read in its entirety, effective as of April 10, 2021:

“Directors need not be stockholders unless so required by the Certificate of Incorporation or these Bylaws. The Certificate of Incorporation or these Bylaws may prescribe other qualifications for directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, each director, including a director elected to fill a vacancy, shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders. Each director shall serve until such director’s successor is duly elected and qualified or until such director’s death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. All elections of directors shall be by written ballot, unless otherwise provided in the Certificate of Incorporation. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must be either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized.”

Article IV, Section 21 of the Amended and Restated Bylaws of Taronis Fuels, Inc. shall read in its entirety, effective as of April 10, 2021:

“Subject to any limitation imposed by applicable law, the Board of Directors or any individual director or directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.”